CIENA Announces Intent to Acquire Investor/Analyst/Press Briefings Boston, April 10, 2003 New York, April 11, 2003 Filed by CIENA Corporation Pursuant to Rule 425 Commission File No. 0-21969 Subject Company: WaveSmith Networks, Inc. CIENA Announces Intent to Acquire

Agenda Background Transaction details CIENA Product Strategy: "Up, Out & Across" WaveSmith Corporate Overview

Proxy Statement/Prospectus

Investors are urged to read the proxy statement - prospectus relating to the foregoing transaction that CIENA expects to file with the SEC because it will contain important information. The proxy statement - prospectus and other documents filed with the SEC by CIENA may be obtained, when they become available, for free at the SEC's web site, www.SEC.Gov. The proxy statement-prospectus and these other documents may also be obtained for free from CIENA or WaveSmith. Requests to CIENA may be directed to CIENA, 1201 Winterson Rd., Linthicum, MD 21090-2205, Attention: Investor Relations. Requests to WaveSmith Networks may be directed to: WaveSmith Networks, 35 Nagog Park, Acton, MA, 01720, Attention: Corporate Communications.

CIENA, its directors, executive officers and certain other members of management and employees may be soliciting proxies from WaveSmith Networks stockholders. WaveSmith Networks, Inc., its directors, executive officers and certain other members of management and employees may be soliciting proxies from WaveSmith Networks stockholders.

WaveSmith Networks
CIENA Simply Smarter Light

This presentation includes certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The forward-looking statements in this document include statements about future financial and operating results and the proposed CIENA/WaveSmith Networks transaction. These statements are based on our expectations and are naturally subject to uncertainty and changes in circumstances. Actual results could vary materially from these expectations. The following factors, among others, could cause actual results to differ materially from those described herein: inability to obtain, or meet conditions imposed for, governmental and other approvals for CIENA's acquisition of WaveSmith Networks, including approval by the stockholders of WaveSmith Networks; the risk that the CIENA and WaveSmith Networks businesses will not be integrated successfully; the costs related to the merger; and other economic, business, competitive and/or regulatory factors affecting CIENA's and WaveSmith Networks' business generally. There can be no assurance that the contemplated advantages will be achieved upon any consummation of the merger. More detailed information about these and other factors is set forth in CIENA's filings with the Securities and Exchange Commission, including CIENA's Annual Report filed on Form 10-K for the fiscal year ended October 31, 2002 and its Quarterly Report on Form 10-Q for the quarter ended January 31, 2003, especially in the Management's Discussion and Analysis section, and its Current Reports on Form 8-K. CIENA is under no obligation (and expressly disclaims any such obligation) to update or alter its forward-looking statements, whether as a result of new information, future events or otherwise. Forward-Looking Statements

Gary Smith CIENA President, CEO

Background WaveSmith Networks develops innovative, flexible Multiservice Switching products that enable carriers to build profitable networks. Based in Acton, MA, 98 employees Lead investors: Atlas Venture Bessemer Venture Partners Fidelity Ventures CIENA's existing relationship includes: Third-round equity investment Worldwide sales and reseller agreement

Transaction Highlights

- All outstanding WaveSmith common and preferred shares to be exchanged for approximately 36 million CIENA common shares, which includes shares to be issued for CIENA's investment in WaveSmith.
- Aggregate value of CIENA shares issued: $170, or ~$158 million, net of return on CIENA's original investment in WaveSmith.
- No collars
- Accretive in 2004 with expected synergies
- Expected closing third fiscal quarter calendar 2003
- Required approvals include:
  - SEC Clearance, WaveSmith shareholders, Hart-Scott-Rodino clearance

WAVESMITH Networks

CIENA® Simply Smarter Light

The Optical Market Will Not Grow Again Soon... * Plus or minus $500M. **Plus or minus $700M. The total optical networking market consists of optical switches, core/metro/access DWDM, ADMs, DCSs, and next-generation metro switches. Sources: Based on industry analyst & CIENA estimates. 2000 = $27.0B 2001 = $20.6B 2002 = $9.4B CIENA Proprietary and Confidential 2000 = $27.0B 2001 = $20.6B 2002 = $9.4B 2003 = $8.3B* 2004 = $8.5B** 2005 = $8.2B**

CIENA Proprietary and Confidential

So What Does CIENA Do? Add MORE features for PTT and ILEC specific markets Expand our product portfolio UP, OUT and ACROSS to enable data- friendly multi-service networks Up the protocol stack into Layer 2 Out to the edge with access features and products Across our portfolio by offering integrated solutions And WIN by providing networks that meet our customer's business challenges Consolidated for CAPEX Reduction Automated for OPEX Reduction Dynamic to support new services Resilient for better reliability Evolving with what's already there...

Worldwide Multiservice Switch Market Source: Infonetics Research February, 2003 (In Billions)

Conservatively Viewed... The global multiservice switch market declined ~40% between 2001 and 2002 and could fall 10+% to $2.1B in 2003 before stabilizing as carriers begin MPLS upgrades. Source: CIENA internal estimates. Analyst average based on figures from: Lehman, 3.03; CIBC/Dell'Oro, 1.03; InStat, 3.03; JP Morgan/Dell'Oro, 2H02; Dell'Oro, 2.03. Morgan Stanley wireline capex figures, Q103. 2001 2002 2003 2004 2005 2006 $0 $0.5 $1.0 $1.5 $2.0 $2.5 $3.0 $3.5 $4.0 (in Billions) Analyst Avg CIENA Estimate

Multiservice Switch Evolution Opportunity Source: CIENA internal estimates. Analyst average based on figures from: Lehman, 3.03; CIBC/Dell'Oro, 1.03; InStat, 3.03; JP Morgan/Dell'Oro, 2H02; Dell'Oro, 2.03.

Growing CIENA's Addressable Market Source: CIENA estimates based on Dell'Oro, IDC, Vertical Systems, JP Morgan, and Lehman Brothers estimates. $0 $0.5 $1.0 $1.5 $2.0 $2.5 $3.0 $3.5 $4.0 $4.5 2003 2004 2005 2006 (In Billions) Additional MPLS Available WaveSmith Available CIENA Optical Available

C I E N A CIENA Is Broadening Solutions Through Partnerships CoreDirector CoreDirector CI CoreStream & OADMs MetroDirector K2 ON-Center IXCs Emerging Carriers C I E N A Expanded Features & Customer Relations ILECs PTTs Customers ONLINE Metro ONLINE Edge ONI C I E N A Edge ATM Equipe WaveSmith Solutions Partners Core ATM Brocade Storage TBA Other C I E N A Broader Solutions Portfolio Services Partners

Tom Burkardt Chairman, President, and CEO

Why Customers Choose WaveSmith

- **Flexible Layer 2 Switching + Foundation for Future**
  - Solving carrier tactical problems: feature parity + future and better Op/CapEx
  - Innovative product for strategic vision
- **Installed in LEC and Independent Carriers' Networks**
  - Switching customer traffic & generating carrier revenue
- **Today's Applications**
  - Incumbent vendor multiservice switch replacement
  - DSL Aggregation, Frame Relay UNI/NNI Service
  - Circuit emulation for TDM Private Line and VTOA
  - ATM network scaling & interworking

WAVESMITH Networks
CIENA Simply Smarter Light

Opportunity: Legacy Multiservice Switches Over $20 billion of legacy multiservice gear in deployment Old Technology: tactical challenges, no strategic future Cannot offer OpEx relief & reduce CapEx simultaneously Cannot support ATM & Frame Relay evolution to MPLS Cannot economically leverage increases in optical core bandwidth & functionality Reliability, scalability and economy of legacy equipment is not sufficient

Nortel Passport 7480+15000 Cisco MGX 8850 + 7200 Cisco BPX + IGX Lucent CBX 500 + PSAX2300 Marconi ASX4000 + TNX210 Alcatel 7470/7670ESE + 7670RSP WaveSmith DN 7100 Competitive Landscape VC & Port Density PVC Density Per Module Revenue Generating Ports (DS3) WaveSmith DN 8100 128,000 Up to 2.05 million/switch 8064 Lucent/Cascade CBX 500 8000 1568 Nortel Passport 15000 3000 1568 Alcatel 7470 / Newbridge 36170 32,000 per switch 336 Cisco MGX 8850 40,000 per switch 672

Innovation and Planned Evolution Multi-Service + MPLS: Best-of-Both layer 2 Integrates native ATM, Frame Relay, Circuit Emulation and MPLS Enables cap & grow strategy: make today's networks profitable Provides foundation for the future Table Stakes: Reliability Designed for carrier environments: regulated/unregulated Telephony-grade, no truck rolls, no downtime Scalability Unprecedented port and VC densities:10X connections Flexibility for legacy AND next-gen in both Infrastructure & Back office Economy Radical reduction: 1/5 cost of incumbent Substantial OpEx savings 50%-80% less costly to operate OSMINE "certification": seamless back-office integration Improve margins on existing services: "defend the base"

DN Product Family All Distributed Node (DN) models support: NxDS0 - OC48c/STM16 ATM, Frame Relay, CES & MPLS All cards are common to all shelf types 19"/23" rack mountable, NEBS & UL certification In-service software upgrade support & all hardware modules hot-swappable DN 2100 DN 4100 DN 7100 DN 8100 2 Forwarding Modules 4 Port Adapter slots 3 Forwarding Modules 8 Port Adapter slots 6 Forwarding Modules 16 Port Adapter slots 24 Forwarding Modules 64 Port Adapter slots New DN 8100: 16 Fully Protected OC-48 Revenue Generating Interfaces

Summary Large opportunity upgrading multiservice switch infrastructure Carriers Demand: design to grow & leverage technology curves ATM Switching, Frame Relay Services, Evolution to MPLS ... Economically leverage increases in optical core bandwidth & functionality Provide OpEx relief & reduce CapEx simultaneously Reliability, economy and scale - Multiservice switching. Redefined.